EXHIBIT 99.2


                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600
                            www.berkleyresources.com
                            info@berkleyresources.com


November 25, 2004                             Trading Symbols: BKS - TSX Venture
                                                          BRKDF.PK - OTC BB (US)

                          PRIVATE PLACEMENT - $100,000


Berkley Resources Inc. (the "Company") has arranged a non-brokered private placement of up to 91,743 units at a price of $1.09 per unit (the "Non Flow-Through Offering"), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional share at a price of $1.36 for two years from the date of closing.

The Company will pay finder fees in connection with this financing in accordance with TSX Venture Exchange policy.

The net proceeds of the offerings will be used for general working capital requirements.

The above transactions will be subject to regulatory approval.

On behalf of the Board of Directors
of Berkley Resources Inc.

"Matt Wayrynen"
Matt Wayrynen
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.





Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety, and environmental risks), as well as commodity prices and exchange rate fluctuations, and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures or governmental regulations.